Exhibit 99.1
Earnings to Fixed Charges
The ratio of earnings to fixed charges for the three months ended January 30, 2005 and January 29, 2006 and for each of the last five fiscal years, was as follows:

						Three Months Ended
Fiscal Year						January 30,	January 29,
2001	2002	2003		2004	2005	2005	2006
11.80x	4.58x	(a	)	23.32x	24.66	26.14x	13.46x

(a)	Due to Applied’s loss in fiscal 2003, the ratio of coverage was less than 1:1. Applied would have needed to generate additional earnings of $209 million to achieve the coverage ratio of 1:1.